UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 18 March, 2009

ASX & MEDIA RELEASE
19 MARCH, 2009

TRIPHENDIOL SAFETY DATA CLEARS THE WAY FOR TRIPHENDIOL TO BE STUDIED FURTHER IN THE TREATMENT OF PANCREATIC CANCER

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has just made the following announcement:

New Canaan, Connecticut, 18 March, 2009 - Marshall Edwards, Inc., (Nasdaq: MSHL).  An abstract will be presented at the Annual Meeting of the American Association for Cancer Research, April 18-22 in Denver showing that triphendiol has an acceptable toxicity profile in animals.  The abstract (#1935) is titled “Pre-clinical Toxicology of Triphendiol (NV-196).”

Triphendiol was granted orphan drug status by the US Food and Drug Administration (FDA)for pancreatic cancer and cholangiocarcinoma in January, 2008 and for treatment of stage IIb-IV malignant melanoma in February, 2008.  In January 2009 triphendiol was granted an Investigative New Drug (IND) approval by the US FDA to undertake clinical studies with triphendiol as a chemosensitizing agent in combination with gemcitabine.

The abstract, to be presented by Dr Wasif Saif, Associate Professor and Co-Director, Gastrointestinal Cancers Program, Yale School of Medicine, summarises data from a number of preclinical studies performed in order to obtain data to support the IND filing.  In in vitro studies triphendiol was non-mutagenic in the bacterial reverse mutation assay (Ames test) and non-clastogenic in the mouse erythrocyte micronucleus assay.  Studies in animals indicated not only acceptable pharmacokinetics, but also no accumulation of triphendiol when administered to animals in repeated doses.  Also there were no toxicologically important changes in clinical signs, body weights, hematology, coagulation time, serum chemistry, urinalysis, gross observations, organ weights or histologic findings for any study animal.  There were no significant changes to heart rate and the Q-T segment interval indicating a lack of cardiovascular toxicity

There is an urgent need for new pancreatic cancer treatments because fewer than 20 percent of patients are candidates for surgery (pancreotectomy).  Current treatment is limited to chemotherapy with gemcitabine, to which most patients are resistant or acquire resistance.  A study presented at AACR’s 2008 Annual Meeting assessed the potential of triphendiol as a treatment for pancreatic adenocarcinoma, using three representative cell lines.  Triphendiol induced apoptosis (cell death) in all cell lines and pre-treatment with triphendiol increased gemcitabine-dependent apoptosis.  Animal model studies showed that triphendiol in combination with gemcitabine inhibits tumour growth more effectively than each drug alone.  Both triphendiol and gemcitabine induce apoptosis via a mitochondrial pathway.

Laboratory testing in vitro and in animals bearing human pancreatic and bile duct tumours has demonstrated selective activity of triphendiol against cancer cells.  In mice bearing a human pancreatic cancer tumour, triphendiol administration resulted in a mean reduction in tumour volume by 62 percent compared with untreated control animals.  In the two Phase I clinical studies completed thus far, the investigational drug has demonstrated acceptable pharmacokinetic profiles in human volunteers with no reported side effects.

Professor Alan Husband, Group Director of Research for Marshall Edwards, said, "This study is further evidence that triphendiol has an acceptable toxicity profile.  This creates a strong foundation for our clinical development program for triphendiol as a safer multi-potent anti-cancer agent than current treatments for pancreatic and bile duct cancers.”

"We are hopeful that triphendiol will continue to show benefit in unusually aggressive and difficult-to-treat diseases such as pancreatic cancer," Professor Husband said.

Pancreatic cancer is considered an "orphan" cancer, because of its relatively low incidence and high mortality.  It is slightly more common in men than in women.  In the US it is the fourth leading cause of cancer-related death in men and the fifth leading cause of cancer-related deaths in women with a death rate estimated by the National Cancer Institute of approximately 96 percent of patients with the disease.  The estimated number of new cases of pancreatic cancer in the US in 2008 was 37,680, with 34,290 deaths caused by the disease according to the National Cancer Institute.  Pancreatic cancer has a poor prognosis.  The disease is difficult to diagnose in its early stage, and patients usually present with incurable disease.  It has a high mortality rate, and no therapy has been shown to significantly impact survival.

About triphendiol

Triphendiol (NV-196) is another investigational drug in the Marshall Edwards oncology drug pipeline, currently being developed as an orally-delivered chemosensitising agent, intended for use in conjunction with standard chemotoxic anti-cancer drugs for the treatment of late stage pancreatic cancer, cholangiocarcinoma, and melanoma.  Triphendiol is broadly cytostatic and cytotoxic against most forms of human cancer cells in vitro, and has been shown to cause cell cycle arrest (or stop cells increasing in number) and to induce apoptosis (or initiate programmed cell death) in various cancer cell lines.

Biological studies suggest a mechanism of cytotoxicity that involves mitochondrial depolarization and downregulation of XIAP. It exhibits high selectivity, little effect on non-tumour cells and no observable toxicity in animals at therapeutically effective doses.  In human studies conducted so far, no adverse events or side effects have been reported when administered to volunteers.

About Marshall Edwards, Inc. and Novogen Limited

Marshall Edwards is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform that has generated a number of novel compounds characterised by broad ranging activity in laboratory testing against a range of cancer targets with few side effects.  The ability of these compounds to target an enzyme present on the surface of cancer cells, and inhibit the production of pro-survival proteins within the cancer cell suggests that they may possess a unique combination of efficacy and safety.  Marshall Edwards has licensed rights from Novogen Limited (ASX: NRT; NASDAQ: NVGN) to bring three oncology drugs - phenoxodiol, triphendiol (NV-196) and NV-143 - to market globally.  Marshall Edwards is majority owned by Novogen, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  Novogen, based in Sydney, Australia, is developing a range of oncology therapeutics from its proprietary flavonoid synthetic chemistry technology platform.  More information on phenoxodiol, triphendiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com  and www.novogen.com ..

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.